PUMA®

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM

PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington, DC 20549
U.S.A.

[redacted]

07023374

RECEIVED
2007 MAY 10 A 4:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07.05.2007

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

SUPPL

Dear Sirs,

Please find attached the financial results for the 1st Quarter of 2007 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

B. Gabriel

Beate Gabriel
(Finance)

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

Encls.

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G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

For immediate release

PUMA®

MEDIA CONTACT:

Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:

Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, May 7, 2007 – PUMA AG announces its consolidated financial results for the 1st Quarter of 2007

Highlights Q1:

- Consolidated sales up 7% currency neutral or 2% in Euro currency
- Gross profit margin at 52%
- EBIT up 2% to € 135 million, representing 21% on sales
- EPS at € 6.02 compared to € 5.83

Outlook 2007:

- Orders up currency neutral 1.4% to nearly € 1.1 billion
- Management now expects sales and earnings growth in the low single-digits

---

Sales and Earnings Development

Global branded sales up 9%
PUMA's worldwide branded sales, which include consolidated and license sales, rose currency neutral 8.9% (3.5% in Euro terms) to € 762.1 million.
Footwear sales improved by 9.7% to € 441.4 million, Apparel by 6.1% to € 253.3 million and Accessories by 14.8% to € 67.4 million.

Licensed business increased 15%
The licensed business increased by 15.2% currency neutral (13.3% in Euro terms) to € 106.3 million. The company realized a royalty and commission income of € 9.7 million in the first quarter versus € 8.5 million in the prior year, an increase of 14.0%.

Consolidated sales up 7%
In Q1, consolidated sales grew 7.4% currency neutral (2.0% in Euro terms) to € 655.8 million. Sales in Footwear were up 9.0% to € 413.5 million, Apparel by 4.8% to € 200.7 million and Accessories by 4.7% to € 41.7 million.

Gross profit at 52%
In Q1, gross profit margin reached 52.2% compared to 52.4% last year. The Footwear margin was slightly up from 52.0% to 52.1% and Accessories increased from 53.4% to 54.9%. Apparel reported 51.9% compared to 52.9% last year.

SG&A ratio below last year
In total, SG&A rose 1.0% to € 207.3 million in Q1 2007. As a percentage of sales, the cost ratio decreased slightly from 31.9% to 31.6%.

Marketing/Retail expenses were down by 0.8% to € 99.8 million, representing a cost ratio of 15.2% compared to 15.6% in the previous year. Product development and design expenses increased by 3.0% to € 13.1 million and were flat at 2% of sales. Other selling, general and administrative expenses increased 2.7% to € 94.4 million, or slightly from 14.3% to 14.4% of sales.

EBIT margin stable
EBIT increased by 2.0% to € 134.8 million versus € 132.2 million last year. As a percentage of sales this relates to a stable EBIT margin of 20.6%.
Due to an increase in the financial results, pre-tax profit grew by 2.3% to € 137.2 million. The tax ratio was 29.1% versus 29.5% in last year's quarter.

Earnings per share 3.3% above last year
In Q1, net earnings grew by 3.7%. In absolute amounts, net earnings accounted for € 96.6 million versus € 93.1 million last year. The net return amounts to 14.7% versus 14.5%. Earnings per share reached € 6.02, a 3.3% increase from last year's € 5.83. Diluted earnings per share were calculated at € 6.01 compared with € 5.78.

Net Assets and Financial Position

Equity ratio at 61%
As of March 31, 2007, total assets climbed by 15.8% to € 1,797.7 million and the equity ratio reached 60.9% after 61.4% in the previous year.

Working capital
Inventories grew 21.4% to € 344.1 million, mainly due to the retail expansion and early deliveries from the Asian production. Receivables were up 9.1%, reaching € 519.2 million. Total working capital at the end of March totaled € 496.1 million compared to € 440.3 million last year.

Capex/Cashflow
For Capex, the company spent € 16.4 million in Q1 versus € 59.3 million in last year's quarter, whereas € 1.6 million versus € 41.8 million were related to acquisitions. Free cashflow amounts to € -9.8 million compared to € -135.2 million last year or € -8.2 million versus € -93.4 million excluding acquisition costs.

Cash position
Total cash end of March stood at € 402.4 versus € 354.1 million last year. Bank debts were down from € 68.1 million to € 63.5 million. As a result, the net cash position improved from € 286.0 million to € 338.9 million year over year, but declined since end of December 2006, mainly due to further share buybacks.

Share Buyback/New Subscribed Capital

During Q1, PUMA purchased another 150,000 of its own shares. At quarter-end, 1,270,000 shares were held as treasury stock in the balance sheet, accounting for 7.4% of total share capital.
Effective April 10, 2007 all own shares were cancelled and share capital was reduced accordingly. Including the option rights (Management-Incentive-Program) exercised in April 2007, subscribed capital consists of 16,007,364 shares or € 40,978,851.84 as of today.

Regional Development

Sales in the **EMEA**-region increased currency adjusted 8.0% reaching € 360.9 million versus € 339.3 million last year, representing 55.0% of consolidated sales compared to 52.8%. Gross profit margin reached 53.7% compared to 55.2% last year. Orders in the EMEA-region were slightly up 0.8% currency adjusted which represents a decline in Euro terms of -0.8% to € 595.3 million.

Sales in the **Americas** were up currency neutral 4.5% to € 174.3 million. The region now accounts for 26.6% compared to 28.3%. Gross profit margin increased from 47.5% to 49.7%. The order volume decreased 8.6% currency adjusted to € 260.6 million.
Despite the announced consolidation in the **US** market, sales were only slightly down to $ 156.2 million in Q1. However, orders for US end-of-quarter declined 17.6%, which is mainly due to a business related adjustment with one key account that had seen a significant sales increase in the prior years, as well as a generally moderating environment in the US mall business.

The **Asia/Pacific** region showed a currency neutral sales increase of 8.6% to € 120.6 million with a strong double-digit increase in China. The total region accounts for 18.4% of sales versus 18.9% last year. The gross profit margin was down from 51.9% to 51.4%. End of March orders on hand were up currency adjusted by 20.0% totaling € 206.9 million.

Growth Rates	**Sales Q1/2007**		**Orders on hand 31.03.2007**	
	Euro %	**currency adjusted %**	**Euro %**	**currency adjusted %**
Breakdown by regions				
EMEA	6,4	8,0	-0,8	0,8
Americas	-4,1	4,5	-16,0	-8,6
Asia/Pacific	-0,9	8,6	10,9	20,0
Total	**2,0**	**7,4**	**-3,1**	**1,4**
Breakdown by product segments				
Footwear	3,6	9,0	-9,1	-4,5
Apparel	-0,5	4,8	11,1	15,4
Accessories	-1,2	4,7	-4,3	0,1
Total	**2,0**	**7,4**	**-3,1**	**1,4**

Outlook 2007

Future orders up 1.4% to nearly € 1.1 billion
Consolidated orders were up currency adjusted by 1.4% to € 1,062.8 million. In terms of product segments, Footwear decreased by 4.5% to € 654.5 million, while Apparel was up 15.4% to € 343.2 million and Accessories 0.1% to € 65.1 million.

Management expects sales and earnings growth in the lower single-digits
Due to the order situation end of Q1, Management now expects for FY2007 sales and earnings growth in the low single-digits. Gross profit margin should range between 50%-51%. Due to already announced and expected investments in relation to the Volvo Ocean Race participation as well as other planned SG&A initiatives, total cost ratio is expected to be around or above 35% of sales. EBIT should therefore develop in line with sales while the tax rate should come in at last year's level.

Jochen Zeitz, CEO: "We're pleased to have started Q1 with continued growth despite difficult year-on-year comps. While the remainder of the off-year in terms of major sports events will certainly be challenging given our current order book, we continue to be fully focused on our long-term objectives."

###

Income Statements

	Q1/2007 € million	Q1/2006 € million	Deviation
Net sales	**655,8**	**642,8**	2,0%
Cost of sales	-313,4	-306,0	2,4%
Gross profit	**342,5**	**336,8**	1,7%
- in % of net sales	52,2%	52,4%	
Royalty and commission income	9,7	8,5	14,0%
	352,1	345,3	2,0%
Selling, general and administrative expenses	-207,3	-205,2	1,0%
EBITDA	**144,8**	**140,1**	3,4%
Depreciation and amortisation	-10,0	-7,9	26,4%
EBIT	**134,8**	**132,2**	2,0%
- in % of net sales	20,6%	20,6%	
Interest result	2,4	1,9	24,3%
EBT	**137,2**	**134,1**	2,3%
- in % of net sales	20,9%	20,9%	
Income taxes	-39,9	-39,6	0,9%
- Tax ratio	29,1%	29,5%	
Net earnings attributable to minority interest	-0,7	-1,4	-50,1%
Net earnings	**96,6**	**93,1**	3,7%
Net earnings per share (€)	**6,02**	**5,83**	3,3%
Net earnings per share (€) - diluted	**6,01**	**5,78**	4,0%
Weighted average shares outstanding	16,051	15,961	0,6%
Weighted average shares outstanding - diluted	16,075	16,106	-0,2%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Balance Sheet

	Mar. 31, '07 € million	Mar. 31, '06 € million	Devi-ation	Dec. 31, '06 € million
ASSETS				
Cash and cash equivalents	402,4	354,1	13,6%	459,2
Inventories	344,1	283,4	21,4%	364,0
Trade receivables	519,2	475,8	9,1%	373,8
Other current assets	115,9	101,8	13,9%	105,8
Current assets	**1.381,5**	**1.215,1**	13,7%	**1.302,8**
Deferred income taxes	62,0	50,5	22,8%	63,3
Property, plant and equipment	156,0	136,8	14,1%	155,1
Intangible assets	183,6	129,1	42,2%	180,5
Other non-current assets	14,6	20,4	-28,4%	13,2
Non-current assets	**416,2**	**336,8**	23,6%	**412,1**
	1.797,7	**1.551,9**	15,8%	**1.714,8**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current bank liabilities	63,5	68,1	-6,8%	65,5
Trade payables	228,6	188,7	21,2%	208,7
Tax provisions	39,9	32,8	21,5%	38,5
Other current provisions	62,6	60,1	4,2%	59,1
Liabilities from acquisitions	22,0	26,7	-17,7%	23,6
Other current liabilities	137,6	123,8	11,2%	123,3
Current liabilities	**554,2**	**500,2**	10,8%	**518,7**
Deferred income taxes	13,0	20,0	-35,2%	13,0
Pension provisions	22,0	21,4	3,1%	21,9
Liabilities from acquisitions	101,1	49,7	103,4%	100,3
Other non-current liabilities	12,0	6,9	72,4%	12,0
Non-current liabilities	**148,1**	**98,1**	51,0%	**147,2**
Total shareholders' equity	**1.095,4**	**953,6**	14,9%	**1.049,0**
	1.797,7	**1.551,9**	15,8%	**1.714,8**

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Cashflow Statement

	1-3/2007 € million	1-3/2006 € million	Deviation
Earnings before taxes on income	**137,2**	**134,1**	**2,3%**
Depreciation	10,0	7,9	26,3%
Non-cash effected expenses and income	-1,4	-9,2	-84,3%
Cashflow - gross	**145,8**	**132,9**	**9,7%**
Change in net assets	-108,2	-176,0	-38,6%
Taxes, interests and other payments	-34,0	-33,9	0,3%
Cashflow from operating activities	**3,6**	**-77,0**	**-104,7%**
Payments for acquisitions	-1,6	-41,8	-96,2%
Purchase of property and equipment	-14,8	-17,5	-15,2%
Interest received and others	3,0	1,1	169,5%
Cashflow from investing activities	**-13,4**	**-58,2**	**-76,9%**
Free Cashflow	**-9,8**	**-135,2**	**-92,8%**
Purchase of own shares	-41,6	-14,6	183,7%
Other changes	-1,5	32,4	-104,7%
Cashflow from financing activities	**-43,1**	**17,7**	**-342,7%**
Effect on exchange rates on cash	-3,9	-3,9	0,6%
Change in cash and cash equivalents	**-56,8**	**-121,4**	53,2%
Cash and cash equivalents at beginning of financial year	459,2	475,5	-3,4%
Cash and cash equivalents end of the period	**402,4**	**354,1**	**13,6%**

Segment Data

	Sales		Gross profit	
	Q1/2007	Q1/2006	Q1/2007	Q1/2006
	by head office location of customer			
Breakdown by regions	**€ million**	**€ million**	**%**	**%**
EMEA	**360,9**	**339,3**	**53,7%**	**55,2%**
Americas	**174,3**	**181,9**	**48,7%**	**47,5%**
- thereof USA in US$	156,2	156,6		
Asia/Pacific Rim	**120,6**	**121,7**	**51,4%**	**51,9%**
	655,8	**642,8**	**52,2%**	**52,4%**

	Sales		Gross profit	
	Q1/2007	Q1/2006	Q1/2007	Q1/2006
Breakdown by product segments	**€ million**	**€ million**	**%**	**%**
Footwear	**413,5**	**399,1**	**52,1%**	**52,0%**
Apparel	**200,7**	**201,6**	**51,9%**	**52,9%**
Accessories	**41,7**	**42,2**	**54,9%**	**53,4%**
	655,8	**642,8**	**52,2%**	**52,4%**

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

END